United States securities and exchange commission logo





                             May 27, 2022

       Ben Silbert
       General Counsel and Secretary
       Avista Public Acquisition Corp. II
       65 East 55th Street, 18th Floor
       New York, NY 10022

                                                        Re: Avista Public
Acquisition Corp. II
                                                            Registration
Statement on Form S-4
                                                            Filed April 28,
2022
                                                            File No. 333-264525

       Dear Mr. Silbert:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed April 28, 2022

       Cover Page

   1. We note your disclosure describing how you will calculate the total number of shares of
                                                        New OmniAb Common Stock
to be received by OmniAb's stockholders. Please amend
                                                        your disclosure to
provide an estimate of this total number of shares, the Base Exchange
                                                        Ratio, and the Earnout
Exchange Ratio. Alternatively, tell us why you are unable to do
                                                        so.
       Q: Is the completion of the Merger subject to any conditions?, page 18

   2. We note your disclosure that "[a]ny party of the Merger Agreement may . . . waive any of the terms or conditions
of the Merger Agreement by an agreement in writing executed in the same manner as the
Merger Agreement." Please address here whether the receipt of
 Ben Silbert
FirstName  LastNameBen
Avista Public Acquisition Silbert
                          Corp. II
Comapany
May         NameAvista Public Acquisition Corp. II
     27, 2022
May 27,
Page 2 2022 Page 2
FirstName LastName
         the tax opinions may be waived and discuss any material consequences of such waivers.
         Further, to the extent that a material condition (including but not limited to the tax opinions) is waived or changed, please tell us how the parties intend to communicate such waiver or change to shareholders. Please make conforming changes in appropriate places throughout the filing, including highlighting such risk in your risk factor on page 109
         titled "The exercise of APAC   s directors' and executive officers'
discretion in agreeing to
         changes or waivers . . . ."
Q: How does the Sponsor intend to vote its shares?, page 33

3.       We note your disclosure that "[t]he Sponsor and APAC   s directors,
officers, advisors or
         their respective affiliates may purchase shares or warrants in privately negotiated transactions or in the open market either prior to or following the completion of the
         Business Combination," and the purpose of such purchases, among other things, would be to vote such shares in favor of the business combination. With respect to these transactions, please address the following issues:

                Disclose that the SPAC sponsor or its affiliates will purchase the SPAC securities at a price no higher than the price offered through the SPAC redemption process.

                Disclose that any SPAC securities purchased by the SPAC sponsor or its affiliates would not be voted in favor of approving the business combination transaction.

                Disclose that the SPAC sponsor and its affiliates do not possess any redemption rights with respect to the SPAC securities or, if they possess redemption rights, they waive such rights.

                Confirm that you will disclose in a Form 8-K, prior to the security holder meeting to approve the business combination transaction, the following: (1) the amount of SPAC securities purchased outside of the redemption offer by the SPAC sponsor or its affiliates, along with the purchase price; (2) the purpose of the purchases by the
              SPAC sponsor or its affiliates; (3) the impact, if any, of the purchases by the SPAC sponsor or its affiliates on the likelihood that the business combination transaction will be approved; (3) the identities of SPAC security holders who sold to the SPAC sponsor or its affiliates (if not purchased on the open market) or the nature of SPAC security holders (e.g., 5% security holders) who sold to the SPAC sponsor or its affiliates; and (4) the number of SPAC securities for which the SPAC has received redemption requests pursuant to its redemption offer. For guidance, see Tender
              Offers and Schedules CDI Question 166.01, available on our public website. Make conforming changes throughout your filing, including to your risk factor on page 114.
Ownership of APAC following Business Combination, page 44

4. We note your disclosure addressing the potential impact of redemptions on non-redeeming shareholders, and the sources and extent of dilution that shareholders who elect not to
 Ben Silbert
Avista Public Acquisition Corp. II
May 27, 2022
Page 3
         redeem their shares may experience in connection with the business combination. Here and/or as applicable throughout the filing, please:

                Disclose the potential impact on the per share value of the shares owned by non-
              redeeming shareholders by including a sensitivity analysis for the range of redemption scenarios presented here.

                In addition to your disclosure in footnote (8) highlighting the impact of the sponsor exercising its warrants, please disclose such dilution source in a new chart at each of the redemption levels disclosed here, and include the impact of each additional significant source of dilution. In particular, quantify the equity stake dilution which may occur from the adoption of the new incentive plan and employee stock purchase plan, as well as the exercise of the options, RSUs and PSUs, and any convertible securities, including warrants retained by redeeming shareholders.

                Revise your disclosure here to clarify whether the anticipated ownership percentages include the sponsor earnout shares in addition to the OmniAb earnout shares.

                Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks to non-redeeming shareholders.
Unaudited Pro Forma Condensed Combined Financial Information of APAC and OmniAB, page
60

5. Please tell us your consideration of providing a column within your pro forma financials to reflect 'Autonomous Entity Adjustments' pursuant to Rules 11-01(a)(7) and 11-
         02(a)(6)(ii) of Regulation S-X.
Risk Factors, page 70

6. Please include a risk factor discussing the risks associated with the exclusive forum provision in the warrant agreement, including increased costs to bring a claim and the potential that the provision will discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.
"As a result of the Separation, we will lose Ligand's brand . . .", page 88

7. We note your disclosure that "Ligand's elimination of its ownership of our company could
FirstName LastNameBen Silbert
       potentially cause some of our existing agreements and licenses to be terminated." Please
Comapany    NameAvista
       disclose,          Public
                 to the extent   Acquisition
                               material      Corp. II
                                        and known, any existing agreements or
licenses that are
May 27,likely
         2022toPage
                 be terminated
                     3         in connection with the Separation.
FirstName LastName
 Ben Silbert
FirstName  LastNameBen
Avista Public Acquisition Silbert
                          Corp. II
Comapany
May         NameAvista Public Acquisition Corp. II
     27, 2022
May 27,
Page 4 2022 Page 4
FirstName LastName
"We will incur significant charges in connection with . . .", page 88

8. Please amend your disclosure to provide in this risk factor an estimate of the significant costs you will incur in connection with the Separation, or tell us why you are unable to do
         so.
"Certain of our officers or directors may have actual or potential conflicts of interest because of their equity interests . . . ", page 89

9. We note your disclosure that "certain of [y]our director nominees and all of [y]our officers have holdings of Ligand Common Stock or equity awards that may have a material monetary value based on the trading price of Ligand Common Stock . . . .." Please revise your disclosure to explain why such holdings "may be material," or alternatively state that their holdings "are" material. Also, in addition to your description of the number of these securities, please disclose the estimated monetary value of these holdings.
"APAC and OmniAb will incur significant transaction and transition costs . . ..", page 109

10. Please quantify the "significant transaction and transition costs" to both parties, if estimable.
"We may redeem your unexpired warrants prior to their exercise . . .", page 118

11. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
"Future sales of shares of the combined company's common stock . . . ", page
123

12. We note your disclosure that "New Holders" (as defined in the A&R Registration Rights
         Agreement) will be subject to a three-month lock-up period. To provide shareholders with additional context, please revise to identify that such new holders are the "directors and officers of Ligand and OmniAb" that you discuss on page 166. Diagram of Transactions Structure and Transaction Steps, page 135

13. Please tell us why the diagram indicates that there are overlapping shareholders currently between APAC and Ligand.
Representations and Warranties, page 140

14. We note that your current disclosure discusses the representations and warranties of the parties generally. Please revise your disclosure to provide additional detail describing the specific, material representations and warranties of the parties.
 Ben Silbert
FirstName  LastNameBen
Avista Public Acquisition Silbert
                          Corp. II
Comapany
May         NameAvista Public Acquisition Corp. II
     27, 2022
May 27,
Page 5 2022 Page 5
FirstName LastName
Shared Contracts, page 157

15. You disclose that certain shared contracts are to be assigned or amended to facilitate the
         Separation of the OmniAb Business from Ligand. Please identify these contracts, if material, and briefly describe their terms.
Background of the Business Combination, page 162

16. We note your disclosure throughout this section referencing discussions, negotiations, and certain general topics discussed at meetings between the parties and their representatives.
         Please amend your disclosure, where appropriate, to describe in more detail the topics discussed and the negotiations between the parties, including the relevant positions of each party. For example, please discuss the negotiations related to transaction fees, the terms of the Tax Matters Agreement and other material agreements, the negotiations and reasons underlying changes in amounts and terms of the backstop, changes in the proposed valuation of OmniAb, changes in the proposed exchange ratio, and termination fees.
17. We note your disclosure regarding APAC's contact with "seventeen (17) potential combination targets" and execution of non-disclosure agreements with "six (6) such potential combination targets." Please include a more detailed discussion regarding any material meetings, discussions or negotiations that APAC had with these potential targets, including the "four (4) potential combination targets" of which APAC "engaged in detailed discussions" as well as the "one (1) such party" with whom "APAC entered into a non-binding letter of intent." Please ensure that your disclosure addresses the general industry of such targets, and please explain the reason why you did not pursue such business combinations with the four other potential candidates despite your efforts.
18. We note your disclosure that Ligand publicly announced "on November 9, 2021 that it was pursuing plans to split into two separate publicly-traded companies, with one featuring the OmniAb Business." Please provide a more robust discussion of Ligand's initial plan to pursue "an IPO and eventual distribution of OmniAb shares to Ligand shareholders" as noted in Ligand's press release on November 9, 2022, and how Ligand's decision evolved, including its exploration of other alternatives that led to their entry into the merger agreement with APAC. In this regard, we also note your press release dated
         February 17, 2022, which noted that "Ligand now expects to pursue separation of
         OmniAb through a direct spin-off of 100% of OmniAb equity to shareholders with Ligand capitalizing the OmniAb business directly with $70 million."
19. Please discuss how the parties chose a reverse Morris Trust structure with a spin-off pro rata distribution, and whether other transaction structures were considered (such as a split-
         off comprising an exchange offer by Ligand to its stockholders). Please also discuss if the parties considered additional financing arrangements as part of the transaction structure that would raise capital for Ligand (such as a bridge loan), in addition or as opposed to the capital to be received by OmniAb from APAC. In connection therewith, further discuss
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FirstName  LastNameBen
Avista Public Acquisition Silbert
                          Corp. II
Comapany
May         NameAvista Public Acquisition Corp. II
     27, 2022
May 27,
Page 6 2022 Page 6
FirstName LastName
         Ligand's decision to contribute capital to OmniAb, including how the $15 million amount evolved from the $70 million capitalization noted in your February 2022 press release.
20. Please quantify the aggregate fees payable to Credit Suisse upon completion of a business combination. We note your disclosure that "Credit Suisse acted in the capacity of the
         Book-Running Manager for APAC   s initial public offering," and
according to APAC's
         IPO prospectus, part of Credit Suisse's IPO underwriting fee was deferred and conditioned on completion of a business combination. We also note that "Credit Suisse was acting in
         the capacity of Ligand   s financial advisor in connection with its
separation transaction," as
         well as your disclosure throughout this section indicating that Credit Suisse is acting as a representative of Ligand. In revising your disclosure, please also discuss any additional fees paid or due to Credit Suisse in connection with but not conditioned on completion of the business combination.
21. Please provide a more robust discussion of the roles that the advisors played in the transaction negotiations and valuation discussions. In particular, please provide greater detail about the role that Credit Suisse played in the financial due diligence and valuation of OmniAb, including Credit Suisse's role as underwriter in OmniAb's initially proposed
         IPO and any valuations or due diligence in connection therewith. In revising your disclosure, address who is serving as financial advisor to APAC's board, as we note your
         disclosure on page 170 that the APAC board "consulted with APAC   s
management and
         legal and financial advisors" in evaluating the business combination, as well as your disclosure on page 113 that APAC's board received information from APAC's "advisors, in valuing OmniAb." Further discuss whether there are any conflicts of interest in relation to Credit Suisse's engagement, given their advisory roles to both APAC and Ligand. Last, please tell us whether the advisors delivered any reports to the APAC or Ligand boards or potential third-party investors that were materially related to the transaction and whether these would fall within the purview of Item 4(b) of Form S-4 (including the investor presentation filed as an exhibit to the Form 8-K that APAC filed on March 23,
         2022, as well as the comparable companies analysis and illustrative discounted cash flow analysis discussed on page 169). If so, please revise your disclosure to state as much and provide the information required by Item 4(b) of Form S-4.
22. Please amend your disclosure to clarify the basis for the parties' $850,000,000 total pre-
         money equity valuation of OmniAb. Also, provide a more robust discussion of the negotiations leading up to the agreed-upon total pre-money equity valuation of OmniAb of $850,000,000, including the discussion of "OmniAb's business model and financial projections," the initial $820,000,000 valuation and which party proposed such value, and any additional material details that led the parties to agree upon the valuation. Please also discuss the extent to which the parties considered the historical trading prices of Ligand's common stock, any exchange ratio or valuation adjustments between signing and the expected closing, as well as any additional market risks considered by either APAC or
         Ligand's board. In this regard, we note your disclosure on page 14 highlighting the risk
         that "the price of APAC   s or Ligand's securities may be volatile due
to a variety of
 Ben Silbert
FirstName  LastNameBen
Avista Public Acquisition Silbert
                          Corp. II
Comapany
May         NameAvista Public Acquisition Corp. II
     27, 2022
May 27,
Page 7 2022 Page 7
FirstName LastName
         factors," as well as your disclosure on page 112 stating that "the calculation of the number of shares of New OmniAb to be issued to OmniAb stockholders in the transactions will not be adjusted if there is a change in the value of OmniAb before the Business
         Combination is completed."
23. In addition to the valuation, please provide a more robust discussion of the material terms of the transaction agreements and their related rationale, including the sponsor's agreement to backstop redemptions in an amount up to $100 million, the sponsor's $15 million investment through a forward purchase agreement, the vesting requirement of the founder shares, and the earnout shares to be issued to OmniAb's stockholders.
         Additionally:

                In connection with the negotiations of the sponsor's amended and restated forward purchase agreement, please disclose any discussions about the need to obtain additional financing for the combined company, such as through a PIPE transaction with a third-party. As applicable, also discuss the sponsor's interest in any such financing, as we understand that the sponsor would receive additional securities pursuant anti-dilution adjustment based on any additional financing.

                Please also discuss the negotiations leading up to the forward purchase agreement's amendment, as we note your disclosure on page 107 that the sponsor originally agreed to invest $100 million concurrently with the closing of APAC's initial business combination through a forward purchase agreement, as opposed to the reduced amount of $15 million.

                In connection with the negotiation of the tax matters relating to the merger, please discuss the parties' differing considerations in negotiating the tax savings adjustment provision as well as the tax opinions as a closing condition.
24.      Please tell us whether the parties engaged in any discussions about continuing
         employment or involvement for any persons affiliated with APAC as opposed to Ligand.
         In this regard, it appears that the majority of the post-business combination board will be composed of individuals related to Ligand, but your disclosure on page 108 also indicates that one APAC-related individual will serve as a director.
25. We note your disclosure on page 175 that APAC "may have had conflicts of interest in determining to which entity a particular business opportunity should be presented" and
         that "[t]hese conflicts may not be resolved in APAC   s favor and such
potential business
         opportunities may be presented to other entities prior to their presentation to APAC." We also note that APAC's current charter waives the corporate opportunities doctrine. Please discuss such conflicts of interests here and whether it impacted APAC's search for an acquisition target. In particular, address whether the sponsor or other entities affiliated with APAC considered other entities to be the potential acquirer of OmniAb and how the final decision was reached.
 Ben Silbert
FirstName  LastNameBen
Avista Public Acquisition Silbert
                          Corp. II
Comapany
May         NameAvista Public Acquisition Corp. II
     27, 2022
May 27,
Page 8 2022 Page 8
FirstName LastName
26. Please discuss Malk Sustainability Partners' role as ESG adviser in greater detail, including any material ESG considerations of APAC in evaluating Ligand. In connection therewith, tell us what consideration Ligand gave to providing a discussion of the same type of ESG disclosure as provided in its 2020 Corporate Social Responsibility Report.
         Disclose any fees paid to Malk Sustainability Partners for its role as ESG adviser.
Projected Financial Information, page 167

27. Please disclose how and why the timeframe leading out to the 2045 projected financial information was selected, and provide a more robust discussion of the "numerous estimates and assumptions" reflected in the projections. In light of OmniAb's lack of operating history as a standalone company, discuss the factors or contingencies that would affect such growth from ultimately materializing and the risk that such high and sustained future growth may be unrealistic and may have resulted in inflated valuation conclusions. In revising your discussion of your assumptions, also discuss how the models used for the FCF projections compare to the model used for the revenue and
         EBITDA projections. Last, include comparable data for the illustrative enterprise values discussed on page 169 that were "provided to the APAC Board," and explain why they were "not a material consideration" compared to total revenue, EBITDA and free cash flow projections.
Certain Financial Analysis, page 169

28. Please include a more robust discussion of the assumptions and limitations of your comparable company analysis. In particular, please revise your chart heading to highlight that the total enterprise value is estimated for calendar year 2022, and clarify the extent and type of "publicly available information and information from certain data sources"
         that management used in preparing such analyses, if these comprised of sources other than the sell-side consensus (as per FactSet) estimates.
29.      We note your disclosure that OmniAb   s pro forma enterprise valuation
is $884,000,000.
         Please explain how you calculated such valuation, including your assumptions, and discuss how you considered this valuation in arriving at the pre-money equity value of
         OmniAb for purposes of determining the merger consideration.
The APAC Board's Reasons for the Approval of the Business Combination, page 170

30. Expand your discussion of how the APAC board considered the potentially negative factors, including the specific limitations on the combined company's activities that will be required to preserve the tax-free treatment of the transactions. Include such discussion in your question and answer on page 21 entitled "Q: Why is APAC proposing the
         Business Combination?".
31. We note your disclosure that the "APAC Board determined not to obtain a third-party valuation or fairness opinion" and that their "evaluation and determination regarding the
         Business Combination was necessarily based on the information available and the factors
 Ben Silbert
Avista Public Acquisition Corp. II
May 27, 2022
Page 9
         presented to and considered by it at the time." Please revise your disclosure to address whether the APAC board received or will receive access to and/or has considered or will consider any valuation-related information in connection with the OmniAb's initially proposed IPO.
32.      We note your disclosure that the board considered "OmniAb Business   s
historical
         financial results" as a supporting factor. In connection therewith, please discuss how the
         APAC board considered OmniAb's incurred losses for the last three years, which we note you discuss on page 70.
Interests of APAC's Directors and Executive Officers in the Business Combination, page 173

33. Please revise your disclosure here and elsewhere in your filing, as applicable, to:

                Quantify the aggregate dollar amount of what the sponsor and its affiliates have at risk that depends on completion of a business combination, including the value of all securities held, the out-of-pocket unpaid reimbursable expenses, any fees due
              (including those related to the administrative services agreement discussed on page
              312), and any loans that have since been extended (including the Promissory
              Note). Provide similar disclosure for the company   s officers
and directors, if
              material.

                Quantify the approximate dollar value of the sponsor's ownership interest in OmniAb assuming the completion of the business combination and based on the transaction value of the business combination as compared to the price paid by sponsor for its ownership interest in APAC.

                Describe the nature of the accrued fees under the administrative services agreement between the sponsor and APAC.

                Discuss the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than
              liquidate, as you disclose on page 107.

                Disclose that the sponsor and its affiliates can earn a positive rate of return on their investment, even if other APAC public shareholders experience a negative rate of return in the post-business combination company, as you disclose on page 107.
34. We note your disclosure that "given that such shares of New OmniAb Common Stock will be subject to certain restrictions, including those described above, APAC believes that
FirstName LastNameBen Silbert
       such shares have less value." Please clarify why you believe these restrictions will result
Comapany    NameAvista
       in a lower        Public
                  value for theseAcquisition
                                   shares, tell Corp.  II difference in share
value is material, and if
                                                us if such
May 27,so2022
          quantify
               Pagesuch
                     9 difference, or alternatively remove such disclosure. FirstName LastName
 Ben Silbert
FirstName  LastNameBen
Avista Public Acquisition Silbert
                          Corp. II
Comapany
May         NameAvista Public Acquisition Corp. II
     27, 2022
May 27,
Page 10 2022 Page 10
FirstName LastName
Material U.S. Federal Income Tax Consequences, page 203

35. Please confirm that you will revise your disclosure to state that the discussion of the tax consequences to Ligand stockholders under the heading "Treatment of the Distribution"
         and "Treatment of the Merger" constitute the opinion of Latham & Watkins LLP, and that you will file an Exhibit 8 tax opinion of Latham & Watkins LLP. In this regard, we note your disclosure that Latham & Watkins LLP is acting as tax counsel to Ligand and will be providing certain related tax opinions as a closing condition. Additionally, we note that it appears that Weil, Gotshal & Manges LLP is providing an Exhibit 8 tax opinion solely regarding the consequences of the domestication according to your disclosure on page
         204. Please amend your disclosure to discuss the tax consequences of the merger to
         APAC shareholders and disclose that such discussion constitutes the opinion of Weil,
         Gotshal & Manges LLP, as we note your disclosure that they are providing an opinion as tax counsel to APAC "that the Merger will be treated as a reorganization under
         Section 368(a) of the Code." It appears that such consequences are material to APAC shareholders, given your disclosure on page 90 that "APAC and OmniAb could be required to indemnify Ligand for taxes that could be material pursuant to indemnification obligations under the Tax Matters Agreement." Last, revise the "Legal Matters" section accordingly and summarize the material tax consequences in appropriate places throughout the proxy statement/prospectus/information statement. Refer to Item 601(b)(8)
         of Regulation S-K and Section III.A.2 of Staff Legal Bulletin 19. Information about the OmniAb Business, page 237

36. We note your disclosure on page 170 that you "recently filed for FDA approval" and that the APAC board considered this as a factor in assessing OmniAb's "strong commercial momentum." Please discuss such product and approval process in this section, as the board's consideration of this development indicates that the FDA application is material.
Beneficial Ownership of Securities, page 309

37. Please disclose in footnotes 4, 5 and 7 the natural persons with investment and/or voting control over Beryl Capital Management LLC, Polar Asset Management Partners Inc.
         and HGC Investment Management Inc.
General

38. Please provide sections discussing (i) Ligand's board of directors' reasons for the separation, distribution and merger, as well as the recommendations of the board of directors, and (ii) the interests of Ligand's directors and officers in the merger (as compared to your discussion of OmniAb on page 53). Additionally, please include
         Ligand's historical market price data, or tell us why such information is not material.
 Ben Silbert
FirstName  LastNameBen
Avista Public Acquisition Silbert
                          Corp. II
Comapany
May         NameAvista Public Acquisition Corp. II
     27, 2022
May 27,
Page 11 2022 Page 11
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Abe Friedman at 202-551-8298 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Katherine Bagley at 202-551-2545 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Jackie Cohen